Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2017 Financial Results

Net Revenues in Q2 2017 Increased by 53.8% Year-Over-Year

Gross Profit in Q2 2017 Increased by 84.5% Year-Over-Year

NANJING, China, August 17, 2017 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Highlights for the Second Quarter of 2017

•	Net revenues in the second quarter of 2017 increased by 53.8% year-over-year, compared with Non-GAAP[1] net revenues, to RMB460.1 million (US$67.9 million2).
•	Revenues from packaged tours in the second quarter of 2017 increased by 57.7% year-over-year, compared with Non-GAAP revenues from packaged tours, to RMB339.3 million (US$50.1 million).
•	Gross profit in the second quarter of 2017 increased by 84.5% year-over-year, compared with Non-GAAP gross profit, to RMB240.6 million (US$35.5 million).

Comparison of Revenues

We adopted ASC 606 new revenue standard effective January 1, 2017 by applying the full retrospective method. To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison between revenues, cost of revenues and gross profit for the second quarter of 2017 and the relevant Non-GAAP adjusted data for corresponding period in 2016:

(in thousands RMB)	Quarter Ended June 30, 2016	Quarter Ended June 30, 2017	% of change
Revenues
Packaged tours	215,105	339,304	57.7%
Others	87,747	120,784	37.7%
Total revenues	302,852	460,088	51.9%
Net revenues	299,097	460,088	53.8%
Cost of revenues	(168,679)	(219,530)	30.1%
Gross profit	130,418	240,558	84.5%

Additional information regarding our Non-GAAP definition and reconciliations of GAAP and Non-GAAP results are provided at the end of this announcement.

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and Non-GAAP Results" at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.7793 on June 30, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Mr. Donald Yu, Tuniu's co-founder, Chairman and Chief Executive Officer, said, "We are pleased to report a strong quarter of performance for the second quarter of 2017. Net revenues increased by 54% year-over-year while gross profit increased by over 84% year-over-year. Tuniu already holds the largest share of the market, yet we are able to continue strengthening our leading position relative to our peers. In 2014, we launched our direct procurement initiative and accumulated years of experience in inventory management and procurement. This expertise will be valuable going forward as we place a greater emphasis on our direct procurement strategy."

Mr. Alex Yan, Tuniu's co-founder, President and Chief Operating Officer, said, "During the quarter, both air ticketing and hotel booking grew organically beyond expectations. Our relationships with suppliers have strengthened and deepened. With the establishment of these relationships, we have been able to synergize these products with our core leisure travel packages, in particular our self-guided tours."

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “During the quarter, we were able to continue narrowing our losses. Our operating expenses decreased both on an absolute basis and as a percentage of revenue. As we realize the benefits of economies of scale in areas such as branding and technology, we will work on further improvements to our profitability.”

Second Quarter 2017 Results

Net revenues were RMB460.1 million (US$67.9 million) in the second quarter of 2017, representing a year-over-year increase of 53.8%, compared with Non-GAAP net revenues, from the corresponding period in 2016.

•	Revenues from packaged tours, substantially all of which are recognized on a net basis, were RMB339.3 million (US$50.1 million) in the second quarter of 2017, representing a year-over-year increase of 57.7%, compared with Non-GAAP revenues from packaged tours, from the corresponding period in 2016. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues, were RMB120.8 million (US$17.8 million) in the second quarter of 2017, representing a year-over-year increase of 37.7%, compared with Non-GAAP other revenues, from the corresponding period in 2016. The increase was due to a rise in revenue generated from financial services and commission fees received from other travel-related products, such as transportation ticketing and accommodation reservation.

Cost of revenues was RMB219.5 million (US$32.4 million) in the second quarter of 2017, representing a year-over-year increase of 30.1%, compared with Non-GAAP cost of revenues, from the corresponding period in 2016. As a percentage of net revenues, cost of revenues was 47.7% in the second quarter of 2017, compared to 56.4% as a percentage of Non-GAAP net revenues in the corresponding period in 2016.

Gross profit was RMB240.6 million (US$35.5 million) in the second quarter of 2017, representing a year-over-year increase of 84.5%, compared with Non-GAAP gross profit, from the corresponding period in 2016. The increase in gross profit and gross margin was primarily due to improved economies of scale, increased operational efficiency and optimized supply chain management.

Operating expenses were RMB529.2 million (US$78.1 million) in the second quarter of 2017, representing a year-over-year decrease of 41.1% from the corresponding period in 2016. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB57.9 million (US$8.5 million) in the second quarter of 2017. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB471.2 million (US$69.5 million) in the second quarter of 2017, representing a year-over-year decrease of 44.1%.

•	Research and product development expenses were RMB146.6 million (US$21.6 million) in the second quarter of 2017, representing a year-over-year increase of 3.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.2 million (US$0.3 million), were RMB144.4 million (US$21.3 million) in the second quarter of 2017, representing an increase of 3.5% from the corresponding period in 2016. Research and product development expenses as a percentage of net revenues were 31.9% in the second quarter of 2017, decreasing from 47.2% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and implementation of new systems.

•	Sales and marketing expenses were RMB221.9 million (US$32.7 million) in the second quarter of 2017, representing a year-over-year decrease of 64.3%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.6 million (US$5.1 million), were RMB187.3 million (US$27.6 million) in the second quarter of 2017, representing a year-over-year decrease of 68.2% from the corresponding period in 2016. Sales and marketing expenses as a percentage of net revenues were 48.2% in the second quarter of 2017, decreasing from 207.6% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the decline in brand promotion spending and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB166.1 million (US$24.5 million) in the second quarter of 2017, representing a year-over-year increase of 17.4%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB21.2 million (US$3.1 million), were RMB144.9 million (US$21.4 million) for the second quarter of 2017, representing a year-over-year increase of 21.4% from the corresponding period in 2016. The increase was primarily due to an increase in expenses associated with the Company’s business and product category expansion. General and administrative expenses as a percentage of net revenues were 36.1% in the second quarter of 2017, decreasing from 47.3% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and optimization of administrative personnel.

Loss from operations was RMB288.6 million (US$42.6 million) in the second quarter of 2017, compared to a loss from operations of RMB769.9 million in the second quarter of 2016. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB230.4 million (US$34.0 million) in the second quarter of 2017.

Net loss was RMB270.8 million (US$39.9 million) in the second quarter of 2017, compared to a net loss of RMB756.9 million in the second quarter of 2016. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB212.6 million (US$31.4 million) in the second quarter of 2017.

Net loss attributable to ordinary shareholders was RMB270.6 million (US$39.9 million) in the second quarter of 2017, compared to a net loss attributable to ordinary shareholders of RMB754.2 million in the second quarter of 2016. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB212.4 million (US$31.3 million) in the second quarter of 2017.

As of June 30, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.5 billion (US$666.1 million).

Business Outlook

For the third quarter of 2017, Tuniu expects to generate RMB761.5 million to RMB787.7 million of net revenues, which represents 45% to 50% growth year-over-year compared with Non-GAAP net revenues in the corresponding period in 2016. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 9:00 pm U.S. Eastern Time, on August 16, 2017, (9:00 am, Beijing/Hong Kong Time, on August 17, 2017) to discuss the second quarter 2017 financial results.

To participate in the conference call, please dial the following numbers:

US: +1-888-346-8982
Hong Kong: 800-905945
China: 4001-201203
International: +1-412-902-4272

Conference ID: Tuniu Corporation 2Q 2017 Earnings Call

A telephone replay will be available one hour after the end of the conference through August 23, 2017. The dial-in details are as follows:

US: +1-877-344-7529
International: +1-412-317-0088

Replay Access Code: 10111406

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,800,000 stock keeping units (SKUs) of packaged tours, covering over 400 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided Non-GAAP information related to net revenue, cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to noncontrolling interests, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes adjustment on net basis and timing of revenue recognition as in 2017, share-based compensation expenses and amortization of acquired intangible assets. We believe that the Non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these Non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these Non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

A limitation of using Non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Vice President

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,085,236	1,072,126	158,147
Restricted cash	124,561	120,404	17,761
Short-term investments	3,603,497	3,323,063	490,178
Accounts receivable, net	235,673	329,851	48,656
Amounts due from related parties	390,330	299,140	44,125
Prepayments and other current assets	1,632,329	1,005,555	148,327
Yield enhancement products and accrued interest	449,528	390,648	57,624
Total current assets	7,521,154	6,540,787	964,818

Non-current assets
Long term investment	58,764	73,764	10,881
Property and equipment, net	177,817	153,266	22,608
Intangible assets	592,267	534,272	78,809
Goodwill	147,639	147,639	21,778
Yield enhancement products over one year and accrued interest	562,643	383,000	56,496
Other non-current assets	46,468	99,653	14,700
Long-term amounts due from related parties	64,902	-	-
Total non-current assets	1,650,500	1,391,594	205,272
Total assets	9,171,654	7,932,381	1,170,090

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	1,022,704	1,170,809	172,704
Amounts due to related parties	32,526	77,786	11,474
Salary and welfare payable	192,455	171,152	25,246
Taxes payable	11,619	17,602	2,596
Advances from customers	1,806,493	1,412,644	208,376
Accrued expenses and other current liabilities	589,288	441,911	65,188
Amounts due to the individual investors of yield enhancement products	871,914	682,245	100,636
Total current liabilities	4,526,999	3,974,149	586,220

Non-current liabilities	54,928	52,049	7,678
Total liabilities	4,581,927	4,026,198	593,898

Mezzanine equity
Redeemable noncontrolling interests	90,072	93,364	13,772

Shareholders' equity
Ordinary shares	242	242	36
Less: Treasury stock	(19,708)	(129,102)	(19,044)
Additional paid-in capital	8,855,991	8,900,417	1,312,881
Accumulated other comprehensive income	400,925	333,299	49,164
Accumulated deficit	(4,738,593)	(5,294,666)	(781,005)
Total Tuniu's shareholders' equity	4,498,857	3,810,190	562,032
Noncontrolling interests	798	2,629	388
Total Shareholders' equity	4,499,655	3,812,819	562,420
Total liabilities and shareholders' equity	9,171,654	7,932,381	1,170,090

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$

Revenues
Packaged tours	2,346,341	355,948	339,304	50,050
Others	91,273	100,093	120,784	17,817
Total revenues	2,437,614	456,041	460,088	67,867
Less: Business and related taxes	(3,755)	-	-	-
Net revenues	2,433,859	456,041	460,088	67,867
Cost of revenues	(2,305,606)	(204,737)	(219,530)	(32,382)
Gross profit	128,253	251,304	240,558	35,485

Operating expenses
Research and product development	(141,259)	(159,403)	(146,598)	(21,624)
Sales and marketing	(620,871)	(253,756)	(221,888)	(32,730)
General and administrative	(141,463)	(151,333)	(166,098)	(24,501)
Other operating income	5,451	5,223	5,421	800
Total operating expenses	(898,142)	(559,269)	(529,163)	(78,055)
Loss from operations	(769,889)	(307,965)	(288,605)	(42,570)
Other income/(expenses)
Interest income	20,942	22,954	23,006	3,394
Foreign exchange related gains/(losses), net	(8,285)	(1,370)	(923)	(136)
Other (loss)/ income, net	193	429	(229)	(34)
Loss before income tax expense	(757,039)	(285,952)	(266,751)	(39,346)
Income taxes (expense) /benefit	145	(1,406)	(4,067)	(600)
Net loss	(756,894)	(287,358)	(270,818)	(39,946)
Less:Net loss attributable to noncontrolling interests	(2,672)	(751)	(1,853)	(273)
Less:Net loss attributable to redeemable noncontrolling interests	-	275	226	33
Net loss attributable to Tuniu Corporation	(754,222)	(286,882)	(269,191)	(39,706)
Accretion on redeemable noncontrolling interest	-	(1,356)	(1,435)	(212)
Net loss attributable to ordinary shareholders	(754,222)	(288,238)	(270,626)	(39,918)

Net loss	(756,894)	(287,358)	(270,818)	(39,946)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	119,928	(19,190)	(48,436)	(7,145)
Comprehensive loss	(636,966)	(306,548)	(319,254)	(47,091)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.99)	(0.76)	(0.72)	(0.11)
Net loss per ADS - basic and diluted*	(5.97)	(2.28)	(2.16)	(0.33)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,120,850	378,164,347	374,426,600	374,426,600

Share-based compensation expenses included are as follows:
Cost of revenues	182	321	296	44
Research and product development	1,289	1,783	1,752	258
Sales and marketing	328	477	427	63
General and administrative	21,532	23,139	20,407	3,010
Total	23,331	25,720	22,882	3,375

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Comparison with Non-GAAP data of corresponding periods

(All amounts in thousands, except per share information)

To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison of certain financial information for the second quarter of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016.

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$

Net revenues	299,097	456,041	460,088	67,867

Gross profit	130,418	251,304	240,558	35,485

Operating expenses	(842,288)	(559,269)	(529,163)	(78,055)

Loss from operations	(711,870)	(307,965)	(288,605)	(42,570)

Net loss	(698,875)	(287,358)	(270,818)	(39,946)

Net loss attributable to ordinary shareholders	(696,210)	(288,238)	(270,626)	(39,918)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.84)	(0.76)	(0.72)	(0.11)

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30,2017
	GAAP	Adjustment on net basis and timing of revenue recognition	Share-based	Amortization of acquired	Non-GAAP
	Result	as in 2017	Compensation	intangible assets	Result

Net revenue	460,088	-	-	-	460,088
Cost of revenues	(219,530)	-	296	-	(219,234)

Research and product development	(146,598)	-	1,752	399	(144,447)
Sales and marketing	(221,888)	-	427	34,163	(187,298)
General and administrative	(166,098)	-	20,407	793	(144,898)
Other operating income	5,421	-		-	5,421
Total operating expenses	(529,163)	-	22,586	35,355	(471,222)

Loss from operations	(288,605)	-	22,882	35,355	(230,368)

Net loss	(270,818)	-	22,882	35,355	(212,581)

Net loss attributable to ordinary shareholders	(270,626)	-	22,882	35,355	(212,389)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.72)				(0.57)
Net loss per ADS - basic and diluted	(2.16)				(1.71)

	Quarter Ended March 31, 2017
	GAAP	Adjustment on net basis and timing of revenue recognition	Share-based	Amortization of acquired	Non-GAAP
	Result	as in 2017	Compensation	intangible assets	Result

Net revenue	456,041	-	-	-	456,041
Cost of revenues	(204,737)	-	321	-	(204,416)

Research and product development	(159,403)	-	1,783	399	(157,221)
Sales and marketing	(253,756)	-	477	34,163	(219,116)
General and administrative	(151,333)	-	23,139	827	(127,367)
Other operating income	5,223	-	-	-	5,223
Total operating expenses	(559,269)	-	25,399	35,389	(498,481)

Loss from operations	(307,965)	-	25,720	35,389	(246,856)

Net loss	(287,358)	-	25,720	35,389	(226,249)

Net loss attributable to ordinary shareholders	(288,238)	-	25,720	35,389	(227,129)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.76)				(0.60)
Net loss per ADS - basic and diluted	(2.28)				(1.80)

	Quarter Ended June 30, 2016
	GAAP	Adjustment on net basis and timing of revenue recognition	Share-based	Amortization of acquired	Non-GAAP
	Result	as in 2017	Compensation	intangible assets	Result

Net revenue	2,433,859	(2,134,762)	-	-	299,097
Cost of revenues	(2,305,606)	2,136,745	182	-	(168,679)

Research and product development	(141,259)	-	1,289	399	(139,571)
Sales and marketing	(620,871)	(2,425)	328	34,110	(588,858)
General and administrative	(141,463)	-	21,532	621	(119,310)
Other operating income	5,451	-	-	-	5,451
Total operating expenses	(898,142)	(2,425)	23,149	35,130	(842,288)

Loss from operations	(769,889)	(442)	23,331	35,130	(711,870)

Net loss	(756,894)	(442)	23,331	35,130	(698,875)
Net loss attributable to noncontrolling interests	(2,672)	7	-	-	(2,665)
Net loss attributable to ordinary shareholders	(754,222)	(449)	23,331	35,130	(696,210)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.99)				(1.84)
Net loss per ADS - basic and diluted	(5.97)				(5.52)